XA, Inc.
875 North Michigan Avenue, Suite 2626
Chicago, Illinois 60611
(312) 397-9100

July 6, 2007

Securities and Exchange Commission	VIA EDGAR
101 F Street, NE
Washington, D.C. 20549-7010

Re: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, (THE "REGISTRATION STATEMENT") ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON MARCH 26, 2007 (REGISTRATION NUMBER 333-141573)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Act"), XA, Inc. (the "Company") hereby withdraws the above-referenced Registration Statement originally filed with the Commission on Form SB-2 on March 26, 2007 (File No. 333-141573). The Registration Statement has not been declared effective by the Securities and Exchange Commission (the "Commission") and no securities were sold in connection with the offering to which the Registration Statement related.

The withdrawal is being sought as the Company has recently sold additional securities to the investors whose shares were originally proposed to be registered in connection with the Registration Statement, and as such, the Company would like to withdraw the current Registration Statement and re-file such Registration Statement, including all of the investors’ registrable securities at a later date.

Very truly yours,

/s/ Joseph Wagner
Joseph Wagner
Chief Executive Officer
and President